

March 16, 2015

<u>Via E-mail</u>
Mr. Aaron J. Pearce
Senior Vice President & Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

> **Re:** **Brady Corporation**
> **Form 10-K**
> **Filed September 29, 2014**
> **File No. 1-14959**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended July 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Operating Results, page 16</u>
<u>Results of Operations, page 17</u>

1. We note that you have recognized material restructuring costs during fiscal years 2013 and 2014 and will continue through fiscal year 2015. In your fiscal year 2013 Form 10-K, you disclosed that the restructuring activities that were implemented during fiscal year 2013 were expected to result in annual cost savings of $25 to 30 million. However, we did not note any disclosure as to whether the restructuring plans that occurred during fiscal year 2013 resulted in the anticipated cost savings, and we did not note any disclosure that your operating results were positively impacted by prior year restructuring activities along with the amount of the cost savings in accordance with the guidance in

SAB Topic 5:P.4. Please advise and provide us with the disclosures that you intend to include in your next periodic report in response to this comment.

2. We note from your segment information footnote that your foreign operations vary between 54% and 48% of total net sales. We further note that foreign earnings before income taxes has increased as a percentage of total earnings from continuing operations before restructuring charges, impairment charges, and income taxes for fiscal year 2014 as compared to fiscal year 2013. In future filings, please include a discussion and analysis of the impact of your foreign operations on your consolidated results of operations along with the material factors impacting your foreign results of operations, especially in light of the disparity in the percentage of net sales and earnings from continuing operations before restructuring charges, impairment charges, and income taxes. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

3. We note that you have attributed the goodwill impairment and restructuring charges as the primary areas impacting your fiscal year 2014 effective tax rate in addition to increased valuation allowances and fluctuations in geographic profit mix. However, it is unclear if this description of your fiscal year 2014 effective tax rate is consistent with the reconciliation included within Note 6. Please advise. In addition, please quantify the material factors impacting the effective tax rate to the extent not evident from the reconciliation included within Note 6. For example, it is unclear from the reconciliation the impact restructuring charges had on your effective tax rate reconciliation. Please provide us with the enhanced disclosures you intend to include in future filings in response to this comment.

4. We note your analysis of segment profit for both reportable segments reference increased costs associated with facility consolidations. We further note that restructuring charges are a reconciling item from total profit from reportable segments to consolidated (loss) earnings from continuing operations before income taxes. As such, it is unclear what costs you are referring to as contributing to the decline in the segment profit margins. Please advise.

Critical Accounting Estimates, page 28
Goodwill and Other Indefinite-Lived Intangible Assets, page 29

5. We note that you recognized a $100.4 million goodwill impairment charge during fiscal year 2014 for the PeopleID reporting unit within the ID Solutions reportable segment. We further note that the PeopleID reporting unit has $93.3 million of goodwill remaining after the impairment charge. Finally, we note that the majority of the PeopleID reporting unit represents the acquisition of Precision Dynamics Corporation (PDC) during fiscal year 2013. Please expand your disclosures in future filings to discuss the operational, economic, competitive, etc., factors specific to the PeopleID reporting unit (i.e., the specific factors that management is monitoring that have the reasonable possibility of

changing and could lead to an additional, material goodwill impairment charge). Please provide us with the disclosures that you intend to include in your next periodic report in response to this comment.

12. Fair Value Measurements, page 66

6. We note your disclosure that in connection with writing down the PeopleID reporting unit's goodwill to fair value, you wrote down the customer relationships definite-lived intangible asset to fair value resulting in an impairment charge of $44.2 million. As a definite-lived intangible asset, customer relationships intangible asset falls within the scope of ASC 350-30-35-14 and ASC 360-10-35-17 through 35-35-35. It is unclear from your disclosures whether you first assessed the recoverability of the customer relationships intangible asset prior to writing the asset down to fair value. Please advise and provide us with the disclosures you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief